Roy W. Templin

Executive Vice President and Chief Financial Officer

June 3, 2010

VIA EDGAR SUBMISSION AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention:		Larry Spirgel John J. Harrington Robert Bartelmes

	Re:	Whirlpool Corporation Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 17, 2010 File No. 001-03932

Gentlemen:

As Executive Vice President and Chief Financial Officer of Whirlpool Corporation (the “Company”), I am responding to the letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated May 20, 2010, containing comments on the above-referenced filing. The responses below correspond to the caption and number of those comments (which are reproduced below in bold).

Form 10-K for the year ended December 31, 2009

Part III Information Incorporated by Reference to Definitive Proxy Statement

Compensation Discussion and Analysis, page 28

1.

We note your response to comment two in our letter dated April 29, 2010. In the first paragraph of this response, the company undertakes to disclose in future filings compensation program targets based on certain company-level measures (i.e., EPS, free cash flow and revenue growth) where the company has previously disclosed corporate financial objectives based on the same measures and such targets are a material component of the Company’s compensation policies. Please note that, regardless of whether you continue to disclose corporate financial objectives based

Securities and Exchange Commission

June 3, 2010

on these measures, we believe that disclosure of these compensation program targets is required if they remain a material component of the company’s compensation policies. Please confirm you will comply with this comment in future filings.

Response: The Staff’s comment is respectfully noted and, to the extent that Company-level EPS, free cash flow and revenue growth performance targets remain a material component of the Company’s compensation policies, the Company will disclose in future filings compensation program targets based on such Company-level measures for completed performance periods.

2.	As you note on page seven of your response to comment two in our letter dated April 29, 2010, “operating profit, operating margin and return on equity can be derived from the Company’s year-end financial statements.” After considering your arguments for competitive harm notwithstanding this fact, we continue to believe disclosure of these compensation program targets is required if they remain a material component of the company’s compensation policies. Please confirm you will comply with this comment in future filings.

Response: The Staff’s comment is respectfully noted and, to the extent that Company-level operating profit, operating margin and return on equity performance targets remain a material component of the Company’s compensation policies, the Company will disclose in future filings compensation program targets based on such Company-level measures for completed performance periods.

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Securities and Exchange Commission

June 3, 2010

I trust that the foregoing has been responsive to the Staff’s comments. All inquiries, questions, comments, notices and orders with respect to this letter, should be directed to the undersigned at (269) 923-6118 or via facsimile at (269) 923-3582.

Sincerely,

/s/ ROY W. TEMPLIN

Roy W. Templin
Executive Vice President and Chief Financial Officer

cc:	Jeff M. Fettig

Chairman of the Board and Chief Executive Officer, Whirlpool Corporation

Daniel F. Hopp

Senior Vice President, Corporate Affairs and General Counsel, Whirlpool Corporation